Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars except for shares and per share amounts, unaudited)

	2012	2011
Revenue	$559,745	$476,077
Cost of sales excluding depletion, depreciation and amortization	(191,842)	(157,102)
Gross margin	367,903	318,975
Depletion, depreciation and amortization	(87,769)	(80,511)
Mine operating earnings	280,134	238,464

Expenses
General and administrative	(33,063)	(27,436)
Exploration	(13,167)	(6,478)
Equity earnings from associate (Note 8)	10,943	11,732
Other operating expenses	(9,010)	(3,614)
Operating earnings	235,837	212,668
Finance income (Note 17)	744	5,335
Finance expense (Note 17)	(12,388)	(11,528)
Net finance expense	(11,644)	(6,193)
Earnings before taxes	224,193	206,475
Income tax expense (Note 20)	(54,168)	(58,227)
Net earnings	$170,025	$148,248

Net earnings attributable to:
Equity shareholders	$170,025	$148,248

Net earnings per share
Basic	$0.23	$0.20
Diluted	$0.23	$0.20
Weighted average number of shares outstanding (Note 13(b))
Basic	745,891	742,073
Diluted	747,552	744,007

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars, unaudited)

	2012	2011
Net earnings	$170,025	$148,248
Other comprehensive income, net of taxes (Note 14)	8,144	(33,499)
Total comprehensive income	178,169	114,749
Total comprehensive income attributable to:
Equity shareholders	178,169	114,749

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollar, unaudited)

	2012	2011
Operating activities
Earnings before taxes	$224,193	$206,475
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	87,769	80,511
Share-based payments (Note 15)	5,834	2,845
Decommissioning, restoration and similar liabilities paid	(645)	(840)
Equity earnings from associate (Note 8)	(10,943)	(11,732)
Cash distributions from associate (Note 8)	—	20,366
Finance income (Note 17)	(744)	(5,335)
Finance expense (Note 17)	12,388	11,528
Mark-to-market on sales of concentrate (Note 19(a))	(26,083)	27,956
Income taxes paid	(78,049)	(48,657)
Gain on sale of available-for-sale securities	(3,924)	263
Impairment of assets	13,477	9
Other operating (income) expenses	(2,856)	990
Cash flows generated from operations before non-cash working capital	220,417	284,379
Net change in non-cash working capital (Note 21(b))	67,485	(55,481)
Cash flows from operating activities	$287,902	$228,898
Investing activities
Acquisition of property, plant and equipment (Note 7)	$(256,886)	$(104,575)
Proceeds from option on mineral property	—	10,000
Proceeds on disposition of mineral interests	—	428
Realized derivative proceeds	—	1,626
Acquisition of available-for-sale securities	(725)	(4,738)
Acquisition of other long-term assets	—	(19,135)
Interest income received	557	1,662
Other assets	881	6,949
Cash flows to investing activities	$(256,173)	$(107,783)
Financing activities
Issue of common shares upon exercise of options and warrants	$103	$33,233
Dividends paid (Note 13(c))	(36,922)	(22,064)
Interest and other finance expenses paid	(13,368)	(5,718)
Repayment of notes payable and long-term liabilities (Note 12)	(167,632)	—
Proceeds of notes payable and long-term liabilities (Note 12)	500,000	—
Cash flows from financing activities	$282,181	5,451
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	3,229	3,366
Increase in cash and cash equivalents	$317,139	$129,932
Cash and cash equivalents, beginning of period	550,438	330,498
Cash and cash equivalents, end of period	$867,577	$460,430
Cash and cash equivalents are comprised of the following:
Cash at bank	$697,003	$361,277
Bank term deposits	$170,574	$99,153

Supplementary cash flow information (Note 21).

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

AS AT

(In thousands of United States Dollars, unaudited)

	March 31,	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$867,577	$550,438
Trade and other receivables	145,912	206,101
Inventories (Note 4)	178,871	163,421
Other financial assets (Note 5)	10,810	9,629
Other assets (Note 6)	172,899	173,063
	1,376,069	1,102,652
Non-current assets:
Property, plant and equipment (Note 7)	9,209,544	9,044,094
Investment in associates (Note 8)	180,045	169,102
Investments (Note 9)	67,359	81,353
Other financial assets (Note 5)	149,906	128,734
Deferred tax assets	163,318	156,785
Goodwill and intangibles	70,615	70,682
Other assets (Note 6)	21,357	16,538
Total assets	$11,238,213	$10,769,940

Liabilities
Current liabilities:
Trade and other payables	$368,831	$358,198
Income taxes payable	114,283	129,528
Other financial liabilities (Note 10)	653	1,545
Other provisions and liabilities (Note 11)	4,731	5,360
	488,498	494,631
Non-current liabilities:
Long-term debt (Note 12)	765,997	431,769
Decommissioning, restoration and similar liabilities	183,452	178,526
Deferred tax liabilities	2,006,821	2,000,848
Other financial liabilities (Note 10)	143,935	151,119
Other provisions and liabilities (Note 11)	17,188	21,524
Total liabilities	$3,605,891	$3,278,417

Equity
Share capital (Note 13)
Issued and outstanding 745,975,842 common shares (December 31, 2011 - 745,774,300 shares)	6,211,632	6,209,136
Reserves (Note 14(b))	3,647	(5,280)
Retained earnings	1,370,243	1,240,867
Equity attributable to Yamana shareholders	$7,585,522	$7,444,723
Non-controlling interest (Note 16)	46,800	46,800
Total equity	7,632,322	7,491,523
Total equity and liabilities	$11,238,213	$10,769,940

Contractual commitments and contingencies (Notes 23 and 24).

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States
Dollars, unaudited)

	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2011	$6,151,423	$30,196	$37,590	$12,137	$79,923	$808,125	$7,039,472	$46,800	$7,086,271
Net earnings	—	—	—	—	—	148,248	148,248	—	148,248
Other comprehensive income, net of income tax (Note 14(a))	—	—	3,680	(37,179)	(33,499)	—	(33,499)	—	(33,499)
Transactions with owners
Exercise of stock options and share appreciation (Note 15(a))	47,419	(14,186)	—	—	(14,186)	—	33,233	—	33,233
Issued on vesting of restricted share units (Note 15(c))	108	(108)	—	—	(108)	—	—	—	—
Share options and restricted share units (Note 15(a)(c))	—	2,170	—	—	2,170	—	2,170	—	2,170
Dividends (Note 13(c))	—	—	—	—	—	(22,525)	(22,525)	—	(22,525)
Balance at March 31, 2011	$6,198,950	$18,072	$41,270	$(25,042)	$34,300	$933,848	$7,167,099	$46,800	$7,213,898

Balance at January 1, 2012	$6,209,136	$16,767	$(6,091)	$(15,956)	$(5,280)	$1,240,867	$7,444,723	$46,800	$7,491,523
Net earnings	—	—	—	—	—	170,025	170,025	—	170,025
Other comprehensive income, net of income tax (Note 14(a))	—	—	12,235	(4,091)	8,144	—	8,144	—	8,144
Transactions with owners
Exercise of stock options and share appreciation (Note 15(a))	245	(142)	—	—	(142)	—	103	—	103
Issued on vesting of restricted share units (Note 15(c))	2,251	(2,251)	—	—	(2,251)	—	—	—	—
Restricted share units (Note 15(a)(c))	—	3,176	—	—	3,176	—	3,176	—	3,176
Dividends (Note 13(c))	—	—	—	—	—	(40,649)	(40,649)	—	(40,649)
Balance at March 31, 2012	$6,211,632	$17,550	$6,144	$(20,047)	$3,647	$1,370,243	$7,585,522	$46,800	$7,632,322

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 (WITH COMPARATIVES AS AT DECEMBER 31, 2011 AND THREE-MONTH PERIOD ENDED MARCH 31, 2011)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.             NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The Condensed Consolidated Interim Financial Statements of the Company as at and for the period ended March 31, 2012 comprise the Company, its subsidiaries, the Company’s interest in its associate and its jointly controlled entity.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile, Argentina and Mexico. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely. The Company seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.             BASIS OF CONSOLIDATION AND PRESENTATION

(a)                      STATEMENT OF COMPLIANCE

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s 2011 Consolidated Annual Financial Statements.

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 1, 2012.

(b)                                  BASIS OF PREPARATION AND PRESENTATION

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the Condensed Consolidated Interim Balance Sheet which are measured at fair value:

•               Derivative financial instruments

•                Financial instruments at fair value through profit or loss

•                Available-for-sale financial assets

•                Liabilities for cash-settled share-based payment arrangements

The Condensed Consolidated Interim Financial Statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c)                                  BASIS OF CONSOLIDATION

The Condensed Consolidated Interim Financial Statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 16). All inter-company transactions and balances are eliminated on consolidation.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Annual Financial Statements include the Company’s proportionate share of its 50% interest in Aguas Frias S.A’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The Consolidated Annual Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associates are not eliminated in the Consolidated Annual Financial Statements.

The Company does not have any material off-balance sheet arrangements.

3.             RECENT ACCOUNTING PRONOUCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable to the Company have been excluded from those described below. These recent accounting pronouncements should be read in conjunction with the Company’s 2011 Consolidated Annual Financial Statements as there has been no change from last year.

(a)          The following four new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. The Company does not plan to early adopt the following standards. The Company is assessing the impact of the implementation of these standards on the Company’s Consolidated Annual Financial Statements.

(i)                                  IFRS 10 Consolidated Financial Statements

(ii)                              IFRS 11 Joint Arrangements

(iii)                          IFRS 12 Disclosure of Interests in Other Entities

(iv)                            IAS 28 Investments in Associates and Joint Ventures

(b)         IFRS 13 Fair Value Measurement

(c)          IAS 1 Presentation of Financial Statements

(d)         IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

(e)          IFRS 9 Financial Instruments

4.             INVENTORIES

	March 31,	December 31,
	2012	2011
Product inventories	$34,390	$26,278
Metal in circuit and gold in process	33,920	34,239
Ore stockpiles	44,866	43,935
Material and supplies	65,695	58,969
	$178,871	$163,421

The amount of inventories recognized as an expense during the period ended March 31, 2012, is included in cost of sales of $191.8 million (December 31, 2011 - $157.1 million).

5.             OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2012	2011
Derivative related assets (Note 19(a))	$11,045	$9,629
Long-term tax credits (i)	134,954	114,002
Deferred consideration receivable	10,000	10,000
Other	4,717	4,732
	$160,716	$138,363

Current	10,810	9,629
Non-current	149,906	128,734
	$160,716	$138,363

(i)          Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

6.             OTHER ASSETS

	March 31,	December 31,
	2012	2011
Advances and deposits	155,018	160,737
Income taxes recoverable	8,720	5,406
Other long-term advances	20,689	15,921
Other	9,829	7,537
	$194,256	$189,601

Current	172,899	173,063
Non-current	21,357	16,538
	$194,256	$189,601

7.             PROPERTY, PLANT AND EQUIPMENT

	Depletable producing properties (i)	Land, building, plant & equipment (ii)	Assets under construction (iii)(iv)	Tangible exploration & evaluation assets	Total
Cost, January 1, 2011	$2,965,648	$1,181,836	$94,505	$5,297,319	$9,539,308

Additions	207,418	160,834	312,773	141,198	822,223
Transfers and other non-cash movements	(32,413)	9,491	22,032	(48,301)	(49,191)

Change in decommissioning, restoration & similar liabilities and effect of foreign currency exchange differences	36,188	3	—	(63)	36,128
Disposals	(89)	(8,274)	(59)	(1,634)	(10,056)
Cost, December 31, 2011	$3,176,752	$1,343,890	$429,251	$5,388,519	$10,338,412
Additions	62,426	51,669	109,819	32,972	256,886
Transfers and other non-cash movements	48,774	123,634	(175,157)	—	(2,749)
Change in decommissioning, restoration & similar liabilities and effect of foreign currency exchange differences	1,055	5	—	(18)	1,042
Disposals	—	(66)	(976)	—	(1,042)
Cost, March 31, 2012	$3,289,007	$1,519,132	$362,937	$5,421,473	$10,592,549

Accumulated depreciation and impairment, January 1, 2011	$646,564	$280,663	$—	$—	$927,227
Depreciation for the year	251,685	118,169	—	—	369,854
Impairment charges	—	764			764
Disposals	—	(3,151)	—	—	(3,151)
Transfers and other non-cash movements	—	(376)	—	—	(376)
Accumulated depreciation and impairment, December 31, 2011	$898,249	$396,069	$—	$—	$1,294,318
Depreciation for the year	54,973	33,714	—	—	88,687
Accumulated depreciation and impairment, March 31, 2012	$953,222	$429,783	$—	$—	$1,383,005

Carrying value, December 31, 2011	$2,278,503	$947,821	$429,251	$5,388,519	$9,044,094
Carrying value, March 31, 2012	$2,335,785	$1,089,349	$362,937	$5,421,473	$9,209,544

(i)      The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	March 31,	December 31,
	2012	2011
Balance, beginning of the period	$76,801	$51,607
Additions	8,746	27,951
Amortization	(611)	(2,757)
Balance, end of period	$84,936	$76,801

(ii)          Included in land, building, plant and equipment is $40.5 million of land properties which are not subject to depreciation (December 31, 2011 - $40.5 million).

(iii)  During the period ended March 31, 2012, the Company capitalized $7.2 million (December 31, 2011 - $19.7 million) of interest costs for assets under construction. A weighted average capitalization rate of 5.3% (December 31, 2011 — 7.1%) was used to determine the amount of borrowing costs eligible for capitalization.

(iv)    The Company commissioned Mercedes on February 1, 2012 upon achieving sustainable levels of operations based on qualitative and quantitative factors based on our policy as described in Note 4, Critical Judgements and Estimation Uncertainties in the 2011 Consolidated Annual Financial Statements. At that date, all related capitalized items have been reclassified to depletable producing properties and land, building, plant and equipment, and its financial results were incorporated into the consolidated financial results. During the period ended March

31, 2012, the Company capitalized $1.1 million (December 31, 2011 - $8.8 million) of interest costs for assets under construction related to Mercedes all of which was reclassified to depletable producing properties.

8.             INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition.

Summarized financial information is as follows:

	March 31,	December 31,
	2012	2011
Total assets	$1,102,540	$999,282
Total liabilities	393,144	404,576
Net assets	$709,396	$594,706
Company’s share of net assets of associate (12.5%)	$88,675	$74,338

	March 31,	March 31,
	2012	2011
Company’s share of total revenues (12.5%) for the period	$46,135	$46,307
Company’s share of earnings (12.5%) for the period	$10,943	$11,732

	March 31,	December 31,
	2012	2011
Balance, beginning of the period	$169,102	$201,585
Equity in earnings	10,943	39,019
Cash distributions	—	(71,502)
Balance, end of period	$180,045	$169,102

9.             INVESTMENTS

			March 31,				December 31,
			2012				2011
Available-for-sale Securities	% (i)	Cost	Fair Value	Cumulative losses in AOCI	% (i)	Cost	Fair Value	Cumulative gains in AOCI
Aura Minerals Inc.	19.2%	$158,777	$45,147	$(12,599)	19.2%	$158,777	$53,578	$(12,599)
Other		29,660	22,212	(7,448)		31,132	27,775	(3,357)
Total		$188,437	$67,359	$(20,047)		$189,909	$81,353	(15,956)

(i)          % ownership on an undiluted basis.

Available-for-sale (“AFS”) financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. As at March 31, 2012, after management’s review and based on objective evidence, an impairment of $8.4 million was recognized in other operating expenses in the Condensed Consolidated Interim Statement of Operations which represents the difference between the acquisition cost and the fair market value less any impairment loss on the AFS previously recognized in profit or loss.

10.          OTHER FINANCIAL LIABILITIES

	March 31,	December 31,
	2012	2011

Derivative related liabilities (Note 19(a))	$7,722	$20,629
Long -term withholding taxes (i)	81,252	81,252
Royalty payable (ii)	14,967	14,636
Severance accrual	14,787	13,529
Deferred Share Units liability (Note 15(b))	25,468	22,225
Other	392	393
	$144,588	$152,664

Current	653	1,545
Non-current	143,935	151,119
	$144,588	$152,664

(i)

The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.3 million (December 31, 2011 - $81.3 million) have been accrued on the assumption that the profits will be repatriated.

(ii)

The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

11.          OTHER PROVISIONS AND LIABILITIES

	March 31,	December 31,
	2012	2011
Decommissioning, restoration and similar liabilities	$1,802	$2,279
Provision for silicosis (i)	9,687	14,024
Other liabilities	10,430	10,581
	$21,919	$26,884

Current	4,731	5,360
Non-current	17,188	21,524
	$21,919	$26,884

(i)

Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $9.7 million as at March 31, 2012 (December 31, 2011 - $14.0 million). The decrease of $4.3 million in the year relates to a decrease in the expected amount of future payment and also the impact of the foreign exchange rate of this Brazilian-Real denominated liability. There were no payments made during the year.

12.          LONG-TERM DEBT

	March 31,	December 31,
	2012	2011
$750 million revolving facility (a)	$—	$162,947
$270 million senior debt notes (b)	268,953	268,822
$500 million senior debt notes (c)	497,044	—
Long-term portion (i)	$765,997	$431,769

(i)          Balances are net of transaction costs of $4.0 million net of amortization (December 31, 2011 - $5.9 million).

(a)                      On February 29, 2012, the Company refinanced its revolving facility.  The following summarizes the terms in respect to this facility:

•                  The credit limit remained unchanged at $750.0 million.

•                  The credit facility is unsecured and has a maturity date of February 28, 2017.

•                  Amounts drawn bear interest at a rate of LIBOR plus 1.5% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization. The effective interest rate at March 31, 2012 was 3.65%.

•                  Undrawn amounts are subject to a commitment fee of 0.34% to 0.62% per annum depending upon the Company’s leverage ratio.

(b)                     Senior debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•      Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•      Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•      Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(c)                      On March 23, 2012, the Company issued senior debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•      Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•      Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•      Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•      Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

The following is a schedule of long-term debt principal repayments:

Senior debt notes
2012	$—
2013	—
2014	15,000
2015	—
2016	73,500
2017 and thereafter	681,500
$770,000

13.          SHARE CAPITAL

(a)                                   COMMON SHARES ISSUED AND OUTSTANDING

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding as at March 31, 2012 (2011: none).

	March 31,		March 31,
	2012		2011
Issued and fully paid - 745,975,842 common shares	Number of common shares		Number of common shares
(December 31, 2011 - 745,774,300 shares):	(000’s)	Amount	(000’s)	Amount
Balance, beginning of period	745,774	$6,209,136	741,362	$6,151,423
Exercise of options and share appreciation rights (i)	20	245	3,490	47,419
Issued on vesting of restricted share units (Note 15(c))	182	2,251	7	108
Balance, end of period	745,976	$6,211,632	744,859	$6,198,950

(i)          During the period ended March 31, 2012, the Company issued 19.1 thousand shares (March 31, 2011 - 3.5 million shares) to optionees on the exercise of their share options for cash proceeds of $0.1 million (March 31, 2011 - $33.2 million). Previously recognized stock-based compensation in the amount of  $0.1 million (March 31, 2011 — $14.2 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(b)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING FOR EARNINGS PER SHARE CALCULATION

	March 31,	March 31,
	2012	2011
Weighted average number of common shares	745,891	742,073
Weighted average number of dilutive RSUs	1,048	898
Weighted average number of dilutive stock options	613	1,036
Dilutive weighted average number of common shares	747,552	744,007

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended March 31, 2012 were nil (March 31, 2011 — 72 thousand) and $nil (March 31, 2011 — 4.9 million), respectively.

(c)           DIVIDENDS PAID AND DECLARED

	March 31,	March 31,
	2012	2011
Dividends paid during the period	$36,922	$22,064
Dividend declared in respect of the period	$40,649	$22,525

Dividend paid during the period (per share)	$0.050	$0.030
Dividend declared in respect of the period (per share)	$0.055	$0.030

14.          OTHER COMPREHENSIVE INCOME AND RESERVES

(a)                                   OTHER COMPREHENSIVE INCOME

	March 31,	March 31,
	2012	2011
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$48	$(40,815)
Tax expense	—	3,636
Reclassification of gains recorded in earnings	(4,139)	—
	(4,091)	(37,179)
Net change in fair value of hedging instruments
Change in fair value	16,454	3,829
Tax expense	(4,219)	(149)
	12,235	3,680
Other comprehensive income (loss)	$8,144	$(33,499)

(b)                                  RESERVES

	March 31,	December 31,
	2012	2011
Equity reserve
Balance, beginning of period	$16,767	$30,196
Exercise of stock options and share appreciation	(142)	(15,441)
Transfer of restricted share units to share capital	(2,251)	(7,291)
Vesting of restricted share units	3,176	9,303
Balance, end of period	$17,550	$16,767

Hedging reserve
Balance, beginning of period	$(6,091)	$37,590
Net change in fair value of hedging instruments (i)	12,235	(43,681)
Balance, end of period	$6,144	$(6,091)

Available-for-sale reserve
Balance, beginning of period	$(15,956)	$12,137
Change in fair value of available-for-sale securities (ii)	48	(121,024)
Reclassification of (gains) losses on available-for-sale securities to earnings (iii)	(4,139)	92,931
Balance, end of period	$(20,047)	$(15,956)
Total reserve balance, end of period	$3,647	$(5,280)

(i)          Net of tax expense of $4.2 million (2011 — tax expense of $0.1 million).

(ii)      Net of tax expense of $nil (2011 — tax recovery of $3.6 million).

(iii)  Net of tax expense of $nil (2011 - $nil).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Condensed Consolidated Interim Statement of Operations when the hedged transaction impacts the Condensed Consolidated Interim Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Condensed Consolidated Interim Statement of Operations.

15.          SHARE-BASED PAYMENTS

The total compensation cost relating to share-based payments was $5.8 million (March 31, 2011 - $2.8 million) and is comprised of the following:

	March 31,	March 31,
	2012	2011
Equity-settled plans	$3,176	$2,170
Cash-settled plans	2,658	675
Total expense recognized as compensation expense	$5,834	$2,845

Total carrying amount of liabilities for cash-settled arrangements (Note 10)	$25,468	$12,670
Total fair value of liability for vested benefits	$17,550	$18,072

(a)           STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million. Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

There were no options that were granted in the period ended March 31, 2012 and in the year ended December 31, 2011.

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	March 31,		March 31,
	2012		2011
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of period	1,532	$9.90	5,490	$9.42
Exercised	(19)	5.43	(3,490)	9.30
Expired	—	—	(155)	9.65
Outstanding, end of period	1,513	$9.96	1,845	$9.61
Exercisable, end of period	1,513	$9.96	1,343	$9.46

The weighted average share price at date of exercise for the period ended March 31, 2012 was $17.39 (March 31, 2011 - $12.01)

Stock options outstanding and exercisable as at March 31, 2012 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$3.00- $4.99	15	3.12	15	3.12
$9.00-$9.99	1,426	2.11	1,426	2.11
$10.00-$12.99	72	2.22	72	2.22
Total	1,513	2.12	1,513	2.12

(b)           DEFERRED SHARE UNITS (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director’s remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	March 31,	March 31,
	2012	2011
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	1,494	901
Granted	127	116
Outstanding and exercisable, end of period	1,621	1,017

The value of the DSU as at March 31, 2012 was $25.5 million (March 31, 2011 - $12.7 million). In 2012, the Company recorded a mark-to-market loss of $0.7 million (March 31, 2011 — gain of $0.7 million) which is included in other operating expenses and an expense of $2.0 million (March 31, 2011 - $0.7 million) for DSU granted during the period.

(c)                                  RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	March 31,	March 31,
	2012	2011
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,965	1,192
Granted	39	609
Vested and converted to common shares	(182)	(8)
Forfeited	(10)	(2)
Outstanding, end of period	1,812	1,791

In the period ended March 31, 2012, the Company credited $2.3 million to share capital in respect of RSU that vested during the year and granted 39,137 RSU (March 31, 2011 — 609,263 RSU) with a weighted average grant date fair value of Cdn$15.71 (March 31, 2011 - Cdn$12.13). The expense of $3.2 million (March 31, 2011 - $2.1 million) is included in general and administrative expenses.  The fair value of RSU as at March 31, 2012 was $12.1 million (March 31, 2011 - $10.5 million).

16.          NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

	March 31,	March 31,
	2012	2011
Agua De La Falda S.A.	$46,800	$46,800

17.              FINANCE INCOME AND EXPENSE

	March 31,	March 31,
	2012	2011
Interest income	$744	$3,677
Realized gain on derivatives	—	1,626
Unrealized gain on derivatives	—	32
Finance income	$744	$5,335

Unwinding of discounts on provisions	$(2,044)	$(2,067)
Net foreign exchange loss	(5,968)	(259)
Realized loss on derivatives	(653)	(1,510)
Unrealized loss on derivatives	(283)	—
Interest expense on long-term debt (i)	—	(4,724)
Bank and financing fees	(3,440)	(2,968)
Finance expense	$(12,388)	$(11,528)
Net finance expense	$(11,644)	$(6,193)

(i)          The interest expense on long-term debt was capitalized to qualifying assets which include construction or development projects. The interest capitalized during the three months ended March 31, 2012 was $7.2 million (March 31, 2011- $2.8 million).

The above finance income and finance expense include the following interest income and expense in respect of asset and liabilities not recorded fair value through profit or loss:

	March 31,	March 31,
	2012	2011
Total interest income on financial assets	$744	$3,677
Total interest expense on financial liabilities	$(11,452)	$(10,018)

18.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 12) continue to be as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2012, the Company has met all of the externally imposed capital requirements.

19.          FINANCIAL INSTRUMENTS

(a)           Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, advances and deposits, investments, long-term note receivable, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. The long-term debt has a carrying value of $760.0 million (December 31, 2011 - $431.8 million), which is comprised of a revolving facility and senior debt notes with fair values of $nil and $780.4 million, respectively (December 31, 2011 - $162.9 million and $268.8 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2012, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There have been no changes to the classifications of the Company’s assets and liabilities during the three-month period ended March 31, 2012.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Valuation Techniques

Available-for-Sale Securities

The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

Gold sales are made at market observable spot prices.

Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	March 31,	December 31,
	2012	2011
Currency contracts
Forward contracts (Note 5)	$11,045	$9,629
Less: Current portion	(10,810)	(9,629)
Non-current portion	$235	$—

The following table summarizes the components of derivative related liabilities:

	March 31,	December 31,
	2012	2011
Currency contracts
Forward contracts	$(7,069)	$(19,493)
Interest Rate Contracts
Interest rate swaps	(653)	(1,136)
Total derivative related liabilities (Note 10)	(7,722)	(20,629)
Less: Current portion	653	1,545
Non-current portion	$(7,069)	$(19,084)

The following table summarizes unrealized derivative (losses) gains:

	March 31,	March 31,
	2012	2011
Non-hedge derivatives
Available-for-sale securities	$—	$143
Commodity contracts	—	—
Hedge ineffectiveness
Currency contracts	—	(152)
Interest rate contracts	(283)	41
	$(283)	$32

The following table summarizes realized derivative gains:

	March 31,	March 31,
	2012	2011
Currency contracts	$—	$1,626
Commodity contracts	—	—
	$—	$1,626

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized gains in the amount of $6.6 million (March 31, 2011 — $7.2 million) with respect to currency derivative contracts.

The Company entered into forward contracts to hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales during the period. Included in sales are realized losses in the amount of $9.3 million (March 31, 2011 — realized gains of $1.8 million) in respect of commodity contracts.

The interest rate swaps have been accounted for as a cash flow hedge with the effective portion of the hedge of $0.8 million gains for the period ended March 31, 2012 (March 31, 2011 —$0.8 million gains) recorded in other comprehensive income. Included in finance expenses are realized losses in the amount of $0.7 million (March 31, 2011 — $1.5 million) with respect to the interest rate swaps. On March 30th, the Company repaid 100% of the remaining balance on the revolving line of credit; as a result, the related interest rate swaps ceased to be effective on this date. The Company continues to hold the interest rate swaps until the end of their term in 2012.

The hedging reserve net balance at the end of the period is positive $6.1 million (December 31, 2011 — negative $6.1 million), of that the Company estimates that approximately $15.0 million of net gains (December 31, 2011 - $10.8 million net gains) will be reclassified to earnings over the next twelve months and after twelve months, $8.9 million of net losses (December 31, 2011 - $16.9 million net losses) will be reclassified from the hedging reserve to earnings.

The following table summarizes cash flow currency and interest rate hedge gains in OCI (Note 14):

	March 31,	March 31,
	2012	2011
Effective portion of change in fair value of hedging instruments:
Currency contracts	$15,689	$3,065
Interest rate contracts	765	764
Deferred income tax	(4,219)	(149)
	$12,235	$3,680

(b)           CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean

Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 846.8 million Reais at an average rate of 2.05 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to December 31, 2014. Of this, 232.0 million Reais is hedged for 2012, 292.0 million is hedged for 2013 and approximately 322.8 million Reais for 2014.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2015.

The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           COMMODITY PRICE RISK

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations.

(d)           INTEREST RATE RISK

At March 31, 2012, all of the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)           CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, trade and other receivables, income taxes recoverable, derivative related assets, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company does not have any assets pledged as collateral.

The Company’s maximum credit exposure to credit risk is as follows:

	March 31,	December 31,
	2012	2011
Cash and cash equivalents	$867,577	$550,438
Trade receivable and other receivables (i)	145,912	206,101
Derivative related assets (Note 5)	11,045	9,629
Deferred consideration receivable (Note 5)	10,000	10,000
Restricted cash	220	220
Long-term tax credits (Note 5)	134,954	114,002
	$1,169,708	$890,390

(i)          Trade and other receivables are non-interest bearing and are neither impaired nor past due.

(f)                                    LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 18. Contractual maturities relating to contractual commitments are included in Note 23 and relating to long-term debt is included in Note 12.

The fair value of interest rate swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	March 31,	December 31,
	2012	2011
Interest rate swaps - US dollar swaps
Not later than one year	$(653)	$(1,136)
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$10,628	$9,629
Later than one year but not later than five years	$(6,147)	$(16,205)
US$ to Mexican Peso
Not later than one year	$182	$(410)
Later than one year but not later than five years	$(687)	$(2,879)

20.          INCOME TAXES

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Consolidated Interim Statements of Operations:

	March 31,	March 31,
	2012	2011
Earnings before income taxes	$224,193	$206,475
Canadian statutory tax rate	26.3%	28.3%

Expected income tax expense	58,851	58,329
Impact of lower (higher) foreign tax rates	4,143	(9,117)
Change in valuation allowance	5,071	502
Interest and penalties	68	170
Permanent differences	10,905	10,225
Unrealized foreign exchange on intercompany debt	1,723	2,251
Unrealized foreign exchange	(11,942)	(1,493)
True-up of tax provisions in respect of prior years	(11,867)	—
Other	(2,784)	(2,640)
Income tax expense	$54,168	$58,227

Income tax expense is represented by:
Current income tax expense	$59,771	$53,845
Deferred income tax (recovery) expense	(5,603)	4,382
Net income tax expense	$54,168	$58,227

The change in the Canadian statutory rate over the prior period is a result of a reduction in the federal and provincial tax rates.

21.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS

	March 31,	March 31,
	2012	2011
Interest capitalized to assets under construction	$7,279	$2,803
Issue of common shares on vesting of RSU (Note 15)(c)	$2,251	$107
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$142	$14,186
Shares received as consideration of settlement of notes receivable	$—	$74,247

(b)           NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	March 31,	March 31,
	2012	2011
Net decrease (increase) in:
Trade and other receivables	$86,272	$(21,406)
Inventories	(19,983)	(20,687)
Other assets	(19,371)	(2,329)
Net increase (decrease) in:
Trade payable and other payables	21,925	(8,826)
Other current liabilities	(132)	(160)
Removal of movement in above related to foreign exchange	(1,226)	(2,073)
	$67,485	$(55,481)

Changes in non-cash working capital items are net of items related to Property, Plant and Equipment.

22.          OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the

Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and other segment, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Effective February 1, 2012, the Mercedes mine completed commissioning upon achieving sustainable levels of operations based on the Company’s qualitative and quantitative factors. At the completion of commissioning, all assets under construction related to Mercedes were reclassified to depletable producing properties and land, building, plant and equipment, and its financial results were incorporated into the consolidated financial results. This event changed the composition of the Company’s reportable segments since the most recent Consolidated Annual Financial Statements such that México is now a reportable segment on its own. The Canada segment became “Canada and other”. The corresponding information for prior periods was restated accordingly.

Property, plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

March 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$1,907,966	$4,736,616	$2,315,417	$230,693	$18,852	$9,209,544
Goodwill and intangibles	$55,000	$14,677	$—	$—	$938	$70,615
Investment in associate	$—	$—	$180,045	$—	$—	$180,045
Non-current assets	$2,123,687	$4,777,767	$2,586,632	$235,837	$138,221	$9,862,144
Total assets	$2,464,164	$4,837,946	$2,669,330	$518,677	$748,096	$11,238,213
Total liabilities	$(499,510)	$(1,258,060)	$(839,573)	$(24,148)	$(984,600)	$(3,605,891)

December 31, 2011	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$1,796,744	$4,708,566	$2,291,626	$232,208	$14,950	$9,044,094
Goodwill and intangibles	$55,000	$14,744	$—	$—	$938	$70,682
Investment in associate	$—	$—	$169,102	$—	$—	$169,102
Non-current assets	$1,990,778	$4,752,122	$2,549,633	$232,252	$142,493	$9,667,278
Total assets	$2,414,878	$4,821,463	$2,626,168	$500,954	$406,477	$10,769,940
Total liabilities	$(532,067)	$(1,253,196)	$(822,944)	$(21,320)	$(648,890)	$(3,278,417)

SEGMENT OPERATING EARNINGS

March 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and other	Total
Revenues	$197,435	$1,229	$—	$404	$360,677	$559,745
Inter-segment revenue	25,142	224,536	61,771	49,228	(360,677)	—
Total segment revenue	222,577	225,765	61,771	49,632	—	559,745
Cost of sales excluding depletion, depreciation and amortization	(90,641)	(69,551)	(16,730)	(14,920)	—	(191,842)
Gross margin	131,936	156,214	45,041	34,712	—	367,903
Depletion, depreciation and amortization	(23,325)	(47,963)	(13,502)	(2,979)	—	(87,769)
Mine operating earnings	$108,611	$108,251	$31,539	$31,733	$—	$280,134
Equity earnings	$—	$—	$10,943	$—	$—	$10,943
Income tax expense	$(27,529)	$(19,824)	$(8,734)	$2,268	$(349)	$(54,168)
Capital expenditures	$138,752	$70,733	$25,078	$17,821	$4,502	$256,886

March 31, 2011	Brazil	Chile	Argentina	Mexico	Canada and other	Total
Revenues	$219,087	$63,558	$—	$—	$193,432	$476,077
Inter-segment revenue	—	148,541	44,891	—	(193,432)	—
Total segment revenue	219,087	212,099	44,891	—	—	476,077
Cost of sales excluding depletion, depreciation and amortization	(79,651)	(58,716)	(18,735)	—	—	(157,102)
Gross margin	139,436	153,383	26,156	—	—	318,975
Depletion, depreciation and amortization	(23,079)	(45,374)	(12,058)	—	—	(80,511)
Mine operating earnings	$116,357	$108,009	$14,098	$—	$—	$238,464
Equity earnings	$—	$—	$11,732	$—	$—	$11,732
Income tax expense	$(33,685)	$(23,749)	$(840)	$—	$47	$(58,227)
Capital expenditures	$41,846	$33,848	$7,962	$20,543	$376	$104,575

23.          CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	March 31,	December 31,
	2012	2011
Within 1 year	$340,601	$316,726
Between 1 to 3 years	262,328	223,694
Between 3 to 5 years	25,339	9,586
After 5 years	4,453	6,219
	$632,721	$556,225

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	March 31,	December 31,
	2012	2011
Within 1 year	$3,184	$4,980
Between 1 to 3 years	5,618	6,573
Between 3 to 5 years	4,511	4,622
After 5 years	1,868	1,948
	$15,181	$18,123

24.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Annual Financial Statements of the Company.

	March 31,	December 31,
	2012	2011
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities	$177,000	$177,000
	$177,000	$177,000

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgement rejecting the claim. The plaintiff appealed this judgement and a decision of the appellate court is pending.

While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgement at appellate courts. There have not been any significant developments on this matter during the current year.

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